FILE No. 82-4990

MORRISON | FOERSTER

MORRISON & FOERSTER LLP
REGISTERED ASSOCIATED OFFICES OF
ITO & MITOMI

AIG BUILDING, 11TH FLOOR
1-3, MARUNOUCHI 1-CHOME
CHIYODA-KU, TOKYO 100-0005, JAPAN
TELEPHONE: +81 3 3214 6522 FACSIMILE: +81 3 3214 6512
WWW.MOFO.COM



07025747

モリソン・フォースター外国法事務弁護士事務所
伊藤 見富法律事務所
(外国法共同事業事務所)

〒100-0005
東京都千代田区丸の内一丁目1...

August 3, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

East Japan Railway Company - 12g3-2(b) Exemption **(FILE NO. 82-4990)**

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Business Results for the First Three Months of the Fiscal Year ending March 31, 2008

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at AIG Building, 11th Floor, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

Ito & Mitomi

Enclosure

(Translation)

Business Results
for the First Three Months of the Fiscal Year ending March 31, 2008

July 27, 2007

East Japan Railway Company

Listings:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Code Number: 9020
Representative: Satoshi Seino, President and CEO
(URL: http://www.jreast.co.jp/)
Contact Person: Osamu Kawanobe, Director of Public Relations Department
Tel.: (03)5334-1300

* The figures are rounded down to the nearest one million yen.

1. Consolidated Business Results (April 1, 2007 through June 30, 2007)

(1) Consolidated Results of Operations

(Percentages represent changes compared with the previous year.)

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Three months ended June 30, 2007	¥652,850 million 1.9%	¥123,196 million 11.9%	¥94,884 million 2.9%	¥54,947 million 0.3%
Three months ended June 30, 2006	¥640,494 million 2.1%	¥110,068 million (9.4)%	¥92,232 million 2.8%	¥54,800 million (2.3)%
Year ended March 31, 2007	¥2,657,345 million	¥428,097 million	¥300,051 million	¥175,870 million

	Earnings per Share	Earnings per Share (fully diluted)
Three months ended June 30, 2007	¥13,750.07	–
Three months ended June 30, 2006	¥13,712.93	–
Year ended March 31, 2007	¥44,007.94	–

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
At June 30, 2007	¥6,862,356 million	¥1,557,162 million	22.3%	¥383,363.59
At June 30, 2006	¥6,732,977 million	¥1,414,768 million	20.6%	¥347,711.24
At March 31, 2007	¥6,968,031 million	¥1,513,104 million	21.4%	¥372,492.84

(3) Consolidated Cash Flows

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Balance of Cash and Cash Equivalents at End of Period/Year
Three months ended June 30, 2007	¥55,873 million	¥(136,069) million	¥69,874 million	¥77,331 million
Three months ended June 30, 2006	¥75,645 million	¥(128,003) million	¥47,007 million	¥59,969 million
Year ended March 31, 2006	¥541,850 million	¥(348,799) million	¥(172,027) million	¥86,980 million

2. Forecast of Consolidated Business Results (April 1, 2007 through March 31, 2008)

(Percentages represent changes compared with the previous year.)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Earnings per Share
Interim	¥1,323,000 million 0.2%	¥245,000 million (1.1)%	¥185,000 million (6.6)%	¥111,000 million (8.9)%	¥27,776.51
Annual	¥2,678,000 million 0.8%	¥428,000 million (0.0)%	¥312,000 million 4.0%	¥185,000 million 5.2%	¥46,294.19

3. Others

(1) Changes to principal subsidiaries during the fiscal year (status changes of specified subsidiaries due to changes in the scope of consolidation): None

(2) Application of simplified accounting methods: None

(3) Difference in the accounting methods from those used in the most recent fiscal year (consolidated): None

* Notes for the forward-looking statements

Please note that the forward-looking statements in this report including forecast of business results as mentioned above are based on certain assumptions that we currently deem reasonable, and that the actual results may change according to various factors.

END